Exhibit D

INSTAGRAM CAROUSEL - 9/20


2:20
HAWAIIAN_BROS
Posts
hawaiian_bros
1/4
UNIQUE
ISLAND-INSPIRED
FLAVORS
Liked by gemmapineapple9 and 101 others
hawaiian_bros Hawaiian Bros - not your average investment, not your average restaurant.
Not your average menu.
Not your average service.
Not your average revenue.
Invest now.
Link in bio.
View all 3 comments


2:20
HAWAIIAN_BROS
Posts
hawaiian_bros
4.5-STAR
RATING
14K+ REVIEWS
Liked by gemmapineapple9 and 101 others
hawaiian_bros Hawaiian Bros - not your average investment, not your average restaurant.
Not your average menu.
Not your average service.
Not your average revenue.
Invest now.
Link in bio.
View all 3 comments


2:20
HAWAIIAN_BROS
Posts
hawaiian_bros
HAWAIIAN BROS
$4M+ AVG
UNIT VOLUME
Liked by gemmapineapple9 and 101 others
hawaiian_bros Hawaiian Bros - not your average investment, not your average restaurant.
Not your average menu.
Not your average service.
Not your average revenue.
Invest now.
Link in bio.
View all 3 comments


2:20
HAWAIIAN_BROS
Posts
hawaiian_bros
NOT YOUR
AVERAGE
INVESTMENT
OPPORTUNITY
HAWAIIAN BROS
SEE TERMS AND CONDITIONS AT REPUBLIC.CO
Liked by gemmapineapple9 and 101 others
hawaiian_bros Hawaiian Bros - not your average investment, not your average restaurant.
Not your average menu.
Not your average service.
Not your average revenue.
Invest now.
Link in bio.
View all 3 comments

FACEBOOK POST - 9/20


2:28
Hawaiian Bros Island Grill
Photos Stores Posts Videos Community
Hawaiian Bros Island Grill
September 20 at 4:25 PM
Hawaiian Bros - not your average investment, not your average restaurant.
Not your average menu.
Not your average service.
Not your average revenue.
Invest now.
https://bit.ly/2W26CVO
UNIQUE ISLAND-INSPIRED FLAVORS
4.5-STAR RATING 14K+ REVIEWS
$4M+ AVG UNIT VOLUME
NOT YOUR AVERAGE INVESTMENT OPPORTUNITY
HAWAIIAN BROS
Shop on Website
www.hawaiianbros.com

LINKEDIN POST - 9/20


2:39
Hawaiian Bros Island Grill
Home About Posts Jobs People Videos
Hawaiian Bros Island Grill
1,199 followers
2w
Hawaiian Bros will soon be opening its doors for everyone to join the ownership 'ohana as an investor. If you'd like to add your name to our very first invitation to invest in this offering, reserve your spot at https://lnkd.in/gnvastWF.
WHY INVEST IN HAWAIIAN BROS?
In a few words? We're growing - FAST. Average restaurant volumes of over $4 million rank amongst the highest in the QSR/Fast Casual space. Our trailing twelve months revenue through July 11, 2021 exceeded $33 million with 13 traditional locations and 4 ghost kitchens at the end of the period. And by year-end 2021, we expect to have between 25 and 30 locations in 6 states.
Join us. And grow with us!
NOT YOUR AVERAGE MENU
Home My Network Post Notifications Jobs

TWITTER POST - 9/20


Hawaiian Bros @bros_hawaiian · Sep 20
Hawaiian Bros - not your average investment, not your average restaurant.
Not your average menu.
Not your average service.
Not your average revenue.
Invest now.
bit.ly/2ZfK9Wt
UNIQUE
14K+ REVIEWS
$4M+ AVG
NOT YOUR AVERAGE INVESTMENT OPPORTUNITY
1
2

INSTAGRAM POST - 10/11


2:25
HAWAIIAN_BROS
Posts
$2M+
RESERVED
SEE TERMS AND CONDITIONS AT REPUBLIC.CO
Liked by courtgilbert and 97 others
hawaiian_bros Feels like a Mahalo Monday here at Hawaiian Bros. 'Thanks' to those who have helped us reach $2M in crowdfunding reservations. It's not too late – you can still join the waitlist for a chance to invest if room in this offering becomes available. We also intend to do subsequent offerings so by registering now, you can be among the first to be notified of the next offering.
Click the links in our bio to learn more and to add your name to the waitlist!
#hbros #hawaiianbros #mahalo #crowdfunding #crowdfundingcampaign #testingthewaters

FACEBOOK POST - 10/11


2:32
Hawaiian Bros Island Grill
Monday at 4:18 PM
Feels like a Mahalo Monday here at Hawaiian Bros. 'Thanks' to those who have helped us reach $2M in crowdfunding reservations. It's not too late – you can still join the waitlist for a chance to invest if room in this offering becomes available. We also intend to do subsequent offerings so by registering now, you can be among the first to be notified of the next offering.
Click here to learn more: https://bit.ly/3ByYZpk
Click here to put your name on the waitlist: https://bit.ly/3BtnMLk
#hbros #hawaiianbros #mahalo #crowdfunding #crowdfundingcampaign #testingthewaters
$2M+
RESERVED
Write a comment...

TWITTER POST - 10/11


Hawaiian Bros @bros_hawaiian · Oct 11
Feels like a Mahalo Monday here at Hawaiian Bros. 'Thanks' to those who have helped us reach $2M in crowdfunding reservations.
To learn more: bit.ly/3v2WmJU
To join the waitlist if room in this offering becomes available: bit.ly/3v0HGuG
#hbros #hawaiianbros
$2M+
RESERVED
SEE TERMS AND CONDITIONS AT REPUBLIC.CO
2
5

LINKEDIN POST - 10/8

2:38

🔍 Hawaiian Bros Island Grill

Home | About | **Posts** | Jobs | People | Videos

Hawaiian Bros Island Grill
1,199 followers
1w · 🌐

We have reached $1.8 million in reservations during our "testing the waters" phase, or 90% of the maximum $2 million that can be raised in this offering. We expect the campaign to go live later this month, so don't miss this opportunity to reserve your spot!

Reserve your spot here https://lnkd.in/gnvastWF

#opportunity #invest #growwithus



$1.8 MILLION RESERVED

SEE TERMS AND CONDITIONS AT REPUBLIC.CO

👍❤️😊 39   1 comment

Home | My Network | Post | Notifications 🔴8 | Jobs

LINKEDIN POST - 10/12

2:38

🔍 Hawaiian Bros Island Grill

Home | About | **Posts** | Jobs | People | Videos

Hawaiian Bros Island Grill
1,199 followers
6d · 🌐

Feels like a Thankful Tuesday here at Hawaiian Bros. Thank you to those who have helped us reach $2M in crowdfunding reservations. And it's not too late – you can still join the waitlist for a chance to invest if room in this offering becomes available. We also intend to do subsequent offerings so by registering now, you can be among the first to be notified of the next offering.

https://lnkd.in/grmR7-4U

#weregrowing #HBros #opportunity



Hawaiian Bros Launches Crowdfunding Campaign to Raise Capital
qsrmagazine.com · 2 min read

👍❤️😊 52

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TWITTER RETWEET - 10/12

🔁 **Hawaiian Bros Retweeted**

Lindsey Miller
@LindseyMillerPR   ···

Check out @bros_hawaiian Launches Crowdfunding Campaign to Raise Capital
qsrmagazine.com/news/hawaiian-... via @QSRmagazine

#lindseymillerpr #restaurantpr #QSR #FandBPR #hawaiianbros



qsrmagazine.com
Hawaiian Bros Launches Crowdfunding Campaign to Raise Capital
Hawaiian Bros, the island-inspired restaurant concept, has launched a "Testing the Waters" campaign (the "TTW Campaign") for its Regulation Crowdfunding ...

12:58 PM · Oct 12, 2021 · Twitter Web App

Subject: Own a piece of Hawaiian Bros.
Date: Monday, October 18, 2021 at 10:46:28 AM Central Daylight Time
From: Hawaiian Bros Island Grill
To:

Forward to a Friend



hawaiianbros

INTERESTED IN INVESTING IN HAWAIIAN BROS?
LET US KNOW AND YOU'LL BE THE FIRST IN LINE.

Aloha friend. In the coming weeks, Hawaiian Bros is planning to open up ownership of our business to our most loyal customers. This will be an opportunity for you to purchase shares of Hawaiian Bros for a total investment of as little as $200. As a One Ohana Rewards member, you can register today to be on our very first invitation to invest.

Click the button below to sign up or learn more about this

opportunity.

I'M INTERESTED



 

© 2021 Hawaiian Bros Island Grill

Manage Profile

Unsubscribe



Pursuant to Rule 206 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, no money or other consideration is being solicited hereby, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement on Form C is filed with the Securities and Exchange Commission, and only through an intermediary's platform. Your indication of interest involves no obligation or commitment of any kind.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

 Gmail

---

Own a piece of Hawaiian Bros.
1 message

Hawaiian Bros Island Grill <rewards@c.pxsmail.com>   Mon, Oct 18, 2021 at 1:02 PM
Reply-To: Hawaiian Bros Island Grill <guestrelations@hawaiianbros.com>
To: ▮▮▮▮▮▮▮▮▮▮

Go from 'ohana to ownership. Own a piece of the place you love to eat.

Forward to a Friend



INTERESTED IN INVESTING IN HAWAIIAN BROS?
LET US KNOW AND YOU'LL BE THE FIRST IN LINE.
Aloha friend. In the coming weeks, Hawaiian Bros is planning to invite One Ohana Rewards members to become part owners of Hawaiian Bros. We are letting our most loyal customers, including you, be the first to know about the opportunity.

And best of all, it's designed to be inclusive for everyone in our 'ohana. You will be able to purchase shares of Hawaiian Bros for a total investment of as little as $200.



WHY INVEST IN HAWAIIAN BROS?

- Hawaiian Bros is positioned between the QSR and Fast Casual categories. Sales for the top 500 chains in these categories totaled $248.5 billion in 2020.

- In 2019, Hawaiian Bros generated over $5.9 million in revenue with 3 locations open at the end of the year.

- In 2020, Hawaiian Bros generated $20.6 million in revenue with 5 brick and mortar locations and 4 ghost kitchens open at the end of the year.

- Trailing twelve months revenue through July 11, 2021 exceeded $33 million with 13 traditional locations and 4 ghost kitchens at the end of the period.

- YTD through August 31, 2021, Hawaiian Bros has opened 10 additional brick and mortar locations and expects to have between 25 to 30 locations in 6 states by year's end.

- Average restaurant volumes of over $4 million rank second

only to Chick-Fil-A in the QSR/Fast Casual space.

- Hawaiian Bros averages 4.5 stars with 14,000 reviews on Google, Facebook, Yelp, DoorDash, Uber Eats and GrubHub.



Don't miss this opportunity to purchase shares of Hawaiian Bros for as little as $200. As a One Ohana Rewards member, you can register today to be on our very first invatation to invest.

Are you in? Are you interested? Click the button below to sign up or learn more.

SIGN ME UP



© 2021 Hawaiian Bros Island Grill

Manage Profile

Unsubscribe

Pursuant to Rule 206 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, no money or other consideration is being solicited hereby, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement on Form C is filed with the Securities and Exchange Commission, and only through an intermediary's platform. Your indication of interest involves no obligation or commitment of any kind.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Subject: Get On Our Investor List While You Can.

Date: Thursday, October 7, 2021 at 8:59:35 AM Central Daylight Time

From: Hawaiian Bros Island Grill

To: ████████

Forward to a Friend



DON'T MISS YOUR CHANCE TO RECEIVE
OUR FIRST INVITATION TO INVEST IN THIS OFFERING.

Aloha, friend. Very soon, Hawaiian Bros is opening our doors for everyone to join our ownership family as an investor. But because you're a One Ohana Rewards member, you can add your name to our very first invitation to invest in this offering.

From our unique menu to our commitment to serving you with the Aloha Spirit, you know there's nothing average about

Hawaiian Bros. And there's nothing average about this investment opportunity either. Register now to make a total investment of as little as $200.



WHY INVEST IN HAWAIIAN BROS?

In a few words? We're growing - FAST. Average restaurant volumes of over $4 million rank amongst the highest in the QSR/Fast Casual space, based on a ranking of the top 50 limited-service restaurant brands by QSR Magazine. Our trailing twelve months revenue through July 11, 2021 exceeded $33 million with 13 traditional locations and 4 ghost kitchens at the end of the period. And by year-end 2021, we expect to have between 25 and 30 locations in 6 states.

Join us. And grow with us.

I'M INTERESTED!











HAWAII
NORTH SHORE
MAKAHIKI
FESTIVAL
PROTECT AND SURF
Aloha
HAWAII
SURF
RIDER

© 2021 Hawaiian Bros Island Grill

Unsubscribe

Pursuant to Rule 206 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, no money or other consideration is being solicited hereby, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement on Form C is filed with the Securities and Exchange Commission, and only through an intermediary's platform. Your indication of interest involves no obligation or commitment of any kind.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Hawaiian Bros Regulation Crowdfunding "Testing the Waters" campaign becomes largest in Republic history

Kansas City, MO (October 11, 2021) Hawaiian Bros, the island-inspired restaurant concept, has launched a "Testing the Waters" campaign (the "TTW Campaign") for its Regulation Crowdfunding offering (the "Offering") on OpenDeal Portal LLC dba Republic ("Republic"), a private investment platform that provides access to highly vetted investment opportunities across a range of industries to both accredited and non-accredited investors.

The TTW Campaign, launched in September, has become the largest Regulation Crowdfunding "Testing the Waters" campaign in the platform's 5-year history, with $2 million in reservations, the maximum amount that can be raised in this Offering. Hawaiian Bros expects the Offering to go live in the last half of October. Hawaiian Bros intends to conduct subsequent raises following the completion of this Offering. Investors may still join the waitlist for a chance to invest if room in this Offering becomes available, or in subsequent offerings.

Scott Ford, President of Hawaiian Bros, commented, "We decided to launch a Reg CF offering to allow passionate fans of our brand to participate in the robust growth we have planned for Hawaiian Bros. We are honored to have seen such an incredible response so far, and look forward to what this crowdfunding opportunity will bring to our 'ohana."

This initiative is part of the company's plan to raise capital to fuel continued growth. The company's average restaurant volumes of over $4 million rank amongst the highest in the QSR/Fast Casual space, based on a ranking of the top 50 limited-service restaurant brands by QSR Magazine. Trailing 12 months revenue through July 11, 2021 exceeded $33 million with 13 traditional locations and 4 ghost kitchens at the end of the period. By year-end 2021, Hawaiian Bros expects to have between 25 and 30 locations in six states (NY, IL, TX, KS, MO, OK).

About Hawaiian Bros
At Hawaiian Bros, we're inspired every day to spread the Aloha Spirit. To show kindness and respect, and to treat everyone as 'ohana, like family, in everything we do. Founded on the principles of honor, inclusion and gratitude, we respect the dignity and self-worth of every team member and guest. We value our differences and celebrate our common ground. And we say "Mahalo" often, emphasizing the positives in our lives every day.

SEC Disclaimer
Pursuant to Rule 206 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, no money or other consideration is being solicited hereby, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement on Form C is filed with the Securities and Exchange Commission, and only through an intermediary's platform. Your indication of interest involves no obligation or commitment of any kind.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

For media inquiries, please contact Lindsey Miller & Associates, LLC – lindseymiller@lindseymillerpr.com or alison@lindseymillerpr.com

###



Republic

Company Name	Hawaiian Bros

Logo	

Headline	Bringing island-inspired cuisine to the mainland

Hero Image	

Tags	Restaurants, B2C, Coming soon, Local

Pitch text	**Summary** • Hawaiian plate lunch: fast, fresh, flavorful and great value • 15 traditional locations and 4 ghost kitchens open as of August 31, 2021 • Expected to have 25 to 30 total locations open by end of 2021 • $20M revenue in 2020; $33M+ trailing 12-month revenue through July 11, 2021 • Average unit volume of $4M+ ranks among the highest in QSR and Fast Casual • 4.5 star average rating in over 14,000+ reviews **Custom** By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels. **Problem** **Limited service restaurants are dominated by burger, chicken, and pizza chains**



Approximately **60% of sales** for limited-service chains in the Technomic Top 500 are represented by just three categories:

- **Burgers** (35%)
- **Chicken** (14%)
- **Pizza** (11%)

Source: Technomic's 2021 Top 500 Chain Restaurant Report

14% CHICKEN

35% BURGER

12% SANDWICH

TOP 500 Fast Casual/ Quick Service Restaurants

11% PIZZA

9% MEXICAN

7% OTHER

12% COFFEE/CAFÉ

Whether dining out or ordering in, consumers are always seeking new options to expand their dining experience. People want **fast, fresh,** and **affordable** options that include more than burgers, fried chicken or pizza.

Hawaiian Bros doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition offers an opportunity to provide consumers with a unique style of food, and a flavor profile that can't be found on just any street corner:

The island-inspired plate lunch.

Solution

Island-inspired cuisine, made fast, fresh, and affordable

Hawaiian Bros Inc. is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.



THE HAWAIIAN PLATE LUNCH

The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.

By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.

The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

We opened our first restaurant in 2018, and have driven rapid growth by sticking to our fundamental principles:

- **Unique** Hawaiian food offerings with broad appeal;
- **Always fresh food**—never frozen, fried, or microwaved;
- **Modern** look and feel;

- **Generous** portions at reasonable prices.

Last but not least, our fare is served up by a team that projects the warm and welcoming charm of **'Ohana**—the Hawaiian word for family. Our positive reviews and impressive growth are testimony to how this holistic experience is received by today's consumers.

Product

Efficiency meets quality and tradition

We began by offering a Hawaiian comfort food staple: the 'Hawaiian plate lunch,' which includes high quality chicken or pork with a unique blend of sweet and savory flavors, plated with fluffy white rice and macaroni salad. Our restaurants have no freezers, fryers, or microwaves.

FRESH, SWEET AND SAVORY


Huli Huli Chicken


Molokai Chicken


Honolulu Chicken


Luau Pig


Seasoned Vegetables


Kilauea Chicken


Pacific Island Salad


Steamed Rice


Macaroni Salad


Fresh Pineapple


Spam Musubi


Dole Soft-Serve

With only six key menu items, two sides, and two dessert options, our laser-focused menu keeps **food costs low and profitability high**. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our customers can order in-store, through our drive-thrus, and online, with multiple major delivery partners.

Traction



Rave reviews and steady revenue growth

In 2020, we grew to 5 brick-and-mortar locations and 4 "ghost kitchens"—virtual restaurants created for delivery or carry-out only, without any brick-and-mortar presence. We finished the year with over **$20M in revenue**.

Through July 11, 2021, we opened an additional 8 brick and mortar locations, and trailing 12 month revenue exceeded **$33M.** We've opened 2 additional brick and mortar locations through August 31, 2021, **and expect to have between 25 and 30 total locations open in six states by the end of 2021.**

Our average unit volume of **over $4M** ranks among the highest in the limited service category, which is comprised of quick service and fast casual restaurants.



We boast an average of **4.5 stars** in **14,000+ reviews** across Google, Facebook, Yelp, DoorDash, Uber Eats, and GrubHub.

Hawaiian Bros has been featured in QSR Magazine, Fast Casual, Dallas News, and the Kansas City Business Journal, as well as on KCTV.



Strong Growth in Restaurants and Revenues

Total Restaurants / TTM Revenue ($ in 000s): 2018, 2019, 2020, 7/11/2021

Resilience during the COVID-19 Pandemic

Despite the sweeping effects the COVID-19 pandemic has had on the restaurant industry, Hawaiian Bros has been able to thrive. While in-person dining temporarily shut down, we have significantly pivoted our drive-thru, pick-up, and delivery strategies to take advantage of our service times—which are consistently some of the fastest in the restaurant industry.

Income

- Restaurant revenue increased by $12.8M, or 152.3%, for the YTD period ended July 11, 2021 as compared to the YTD period ended July 12, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $11.1M of the increase.
- Same-store sales increased by 29.8% for the YTD period ended July 11, 2021 as compared to the YTD period ended July 12, 2020.

Customers



Capturing the Aloha spirit

It is important to our culture and vision to treat customers like Ohana—family.

We welcome customers from all walks of life. Part of sharing a friendly, casual meal with Ohana means being intentional about creating an environment of ease, kindness, and appreciation for customers and employees.

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.



Customer response

In a study based on more than 1,000 customer responses, 98% of customers were likely or very likely to recommend our restaurants to others:



98% of Hawaiian Bros customers are very likely/likely to recommend

79% said Hawaiian Bros was perceived as the 1st/2nd highest value out of the restaurants included in the survey

74% ranked Hawaiian Bros food as the best tasting out of the restaurants included in the survey

Business Model

Operational & capital efficiency

Our Service

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, we have established clear benchmarks and optimized operations on multiple fronts:

- **A simplified menu** results in faster orders and lower supply chain costs;
- **Efficient cooking** and prep processes increases speed of delivery;
- **Redesigned processes** for drive-thru, online ordering and delivery decrease wait times and enhance the customer experience;
- **A new, modular kitchen** allows for streamlined execution.

Market

Defining our own space in a $250B industry

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian, and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Competition

Competitive landscape

Our profile

We are positioned between the QSR and Fast Casual categories, with some aspects of a **QSR** including speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of **Fast Casual** including fresh, higher-quality food, limited but friendly service and a higher average check.

Our differentiators

Our average unit volumes of over $4M rank among the highest in the limited service restaurant category.

We believe we compete primarily on the basis of the following:

- *Food taste and quality*
- *Unique product offerings*
- *Compelling guest experience*
- *Speed of service*

Vision

Growth strategy

Market turbulence creates opportunity

We are in a position to take advantage of market turbulence by picking up new sites and hiring experienced employees.

We are currently engaged in multiple lease negotiations, and we are on track to meet our development goal to open 16–21 new locations in 2021 (including the ten locations already opened this year).

Locations Open as of August 31, 2021

State	Traditional Locations	Ghost Kitchens
Illinois	0	2
Kansas	4	0
Missouri	5	0
Texas	6	2
Total	15	4

We are also working on market planning for additional target markets. For the remainder of 2021, we intend to open between five and ten new traditional locations and one new ghost kitchen, in the Dallas-Fort Worth, Kansas City, Houston, Oklahoma City, and New York City areas.

By the end of 2021, we expect to have between 25 and 30 locations in six states.

Founders

Brothers in business

Inspired by the spirit and flavors of Hawaii


HAWAIIAN BROS

Cameron and Tyler McNie, co-founders

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast (where Hawaiian food is very popular), the McNies had always wanted to put their own spin on the plate lunch.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business. They had a bold proposal for Cameron and Tyler: "Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business.

Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Disclaimer

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Team

	Paul Worcester	Board Member
	Joel Worcester	Board Member
	Scott Ford	President & co-CEO
	Cameron McNie	Founder & co-CEO
	Terry Harryman	CFO
	Tyler McNie	Founder & co-CEO

Perks

FAQ


Republic

Company Name	Hawaiian Bros

Logo



Headline

Bringing island-inspired cuisine to the mainland

Hero Image



Tags

Restaurants, B2C, Coming soon, Local

Pitch text

Summary

- Hawaiian plate lunch: fast, fresh, flavorful and great value
- 15 traditional locations and 4 ghost kitchens open as of August 31, 2021
- Expected to have 25 to 30 total locations open by end of 2021
- $20M revenue in 2020; $33M+ trailing 12-month revenue through July 11, 2021
- Average unit volume of $4M+ ranks among the highest in QSR and Fast Casual
- 4.5 star average rating in over 14,000+ reviews

Custom

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Problem

Limited service restaurants are dominated by burger, chicken, and pizza chains



Approximately **60% of sales** for limited-service chains in the Technomic Top 500 are represented by just three categories:

- **Burgers** (35%)
- **Chicken** (14%)
- **Pizza** (11%)

Source: Technomic's 2021 Top 500 Chain Restaurant Report

TOP **500** Fast Casual/ Quick Service Restaurants

14% CHICKEN
35% BURGER
12% COFFEE/CAFÉ
7% OTHER
9% MEXICAN
11% PIZZA
12% SANDWICH

Whether dining out or ordering in, consumers are always seeking new options to expand their dining experience. People want **fast, fresh,** and **affordable** options that include more than burgers, fried chicken or pizza.

Hawaiian Bros doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition offers an opportunity to provide consumers with a unique style of food, and a flavor profile that can't be found on just any street corner:

The island-inspired plate lunch.

Solution

Island-inspired cuisine, made fast, fresh, and affordable

Hawaiian Bros Inc. is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.



THE HAWAIIAN PLATE LUNCH

The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.

By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.

The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

We opened our first restaurant in 2018, and have driven rapid growth by sticking to our fundamental principles:

- **Unique** Hawaiian food offerings with broad appeal;
- **Always fresh food**—never frozen, fried, or microwaved;
- **Modern** look and feel;

- **Generous** portions at reasonable prices.

Last but not least, our fare is served up by a team that projects the warm and welcoming charm of **'Ohana**—the Hawaiian word for family. Our positive reviews and impressive growth are testimony to how this holistic experience is received by today's consumers.

Product

Efficiency meets quality and tradition

We began by offering a Hawaiian comfort food staple: the 'Hawaiian plate lunch,' which includes high quality chicken or pork with a unique blend of sweet and savory flavors, plated with fluffy white rice and macaroni salad. Our restaurants have no freezers, fryers, or microwaves.


FRESH, SWEET AND SAVORY
Huli Huli Chicken
Molokai Chicken
Honolulu Chicken
Luau Pig
Seasoned Vegetables
Kilauea Chicken
Pacific Island Salad
Steamed Rice
Macaroni Salad
Fresh Pineapple
Spam Musubi
Dole Soft-Serve

With only six key menu items, two sides, and two dessert options, our laser-focused menu keeps **food costs low and profitability high**. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our customers can order in-store, through our drive-thrus, and online, with multiple major delivery partners.

Traction



Rave reviews and steady revenue growth

In 2020, we grew to 5 brick-and-mortar locations and 4 "ghost kitchens"—virtual restaurants created for delivery or carry-out only, without any brick-and-mortar presence. We finished the year with over **$20M in revenue**.

Through July 11, 2021, we opened an additional 8 brick and mortar locations, and trailing 12 month revenue exceeded **$33M.** We've opened 2 additional brick and mortar locations through August 31, 2021, **and expect to have between 25 and 30 total locations open in six states by the end of 2021.**

Our average unit volume of **over $4M** ranks among the highest in the limited service category, which is comprised of quick service and fast casual restaurants.



We boast an average of **4.5 stars** in **14,000+ reviews** across Google, Facebook, Yelp, DoorDash, Uber Eats, and GrubHub.

Hawaiian Bros has been featured in QSR Magazine, Fast Casual, Dallas News, and the Kansas City Business Journal, as well as on KCTV.



Strong Growth in Restaurants and Revenues

Legend: ■ Total Restaurants — TTM Revenue ($ in 000s)

Resilience during the COVID-19 Pandemic

Despite the sweeping effects the COVID-19 pandemic has had on the restaurant industry, Hawaiian Bros has been able to thrive. While in-person dining temporarily shut down, we have significantly pivoted our drive-thru, pick-up, and delivery strategies to take advantage of our service times—which are consistently some of the fastest in the restaurant industry.

Income

- Restaurant revenue increased by $12.8M, or 152.3%, for the YTD period ended July 11, 2021 as compared to the YTD period ended July 12, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $11.1M of the increase.
- Same-store sales increased by 29.8% for the YTD period ended July 11, 2021 as compared to the YTD period ended July 12, 2020.

Customers



Capturing the Aloha spirit

It is important to our culture and vision to treat customers like Ohana—family.

We welcome customers from all walks of life. Part of sharing a friendly, casual meal with Ohana means being intentional about creating an environment of ease, kindness, and appreciation for customers and employees.

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.



Customer response

In a study based on more than 1,000 customer responses, 98% of customers were likely or very likely to recommend our restaurants to others:



98% of Hawaiian Bros customers are very likely/likely to recommend

79% said Hawaiian Bros was perceived as the 1st/2nd highest value out of the restaurants included in the survey

74% ranked Hawaiian Bros food as the best tasting out of the restaurants included in the survey

Business Model

Operational & capital efficiency

Our Service

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, we have established clear benchmarks and optimized operations on multiple fronts:

- **A simplified menu** results in faster orders and lower supply chain costs;
- **Efficient cooking** and prep processes increases speed of delivery;
- **Redesigned processes** for drive-thru, online ordering and delivery decrease wait times and enhance the customer experience;
- **A new, modular kitchen** allows for streamlined execution.

Market

Defining our own space in a $250B industry

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian, and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Competition

Competitive landscape

Our profile

We are positioned between the QSR and Fast Casual categories, with some aspects of a **QSR** including speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of **Fast Casual** including fresh, higher-quality food, limited but friendly service and a higher average check.

Our differentiators

Our average unit volumes of over $4M rank among the highest in the limited service restaurant category.

We believe we compete primarily on the basis of the following:

- *Food taste and quality*
- *Unique product offerings*
- *Compelling guest experience*
- *Speed of service*

Vision

Growth strategy

Market turbulence creates opportunity

We are in a position to take advantage of market turbulence by picking up new sites and hiring experienced employees.

We are currently engaged in multiple lease negotiations, and we are on track to meet our development goal to open 16–21 new locations in 2021 (including the ten locations already opened this year).

Locations Open as of August 31, 2021

State	Traditional Locations	Ghost Kitchens
Illinois	0	2
Kansas	4	0
Missouri	5	0
Texas	6	2
Total	15	4

We are also working on market planning for additional target markets. For the remainder of 2021, we intend to open between five and ten new traditional locations and one new ghost kitchen, in the Dallas-Fort Worth, Kansas City, Houston, Oklahoma City, and New York City areas.

By the end of 2021, we expect to have between 25 and 30 locations in six states.

Founders

Brothers in business

Inspired by the spirit and flavors of Hawaii



Cameron and Tyler McNie, co-founders

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast (where Hawaiian food is very popular), the McNies had always wanted to put their own spin on the plate lunch.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business. They had a bold proposal for Cameron and Tyler: "Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business.

Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Disclaimer

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Team

	Paul Worcester	Board Member
	Joel Worcester	Board Member
	Scott Ford	President & co-CEO
	Cameron McNie	Founder & co-CEO
	Terry Harryman	CFO
	Tyler McNie	Founder & co-CEO

Perks

$1,000	VIP investor events invitations Recognition as an early investor on our website (with your consent) Free meal
$2,000	All of the above perks PLUS $100 rewards account Hawaiian Bros investor hat
$5,000	All of the above perks PLUS VIP surprise gift & signed card from leadership team
$25,000	All of the above perks PLUS VIP personalized Hawaiian Bros investor apparel for two
$100,000	All of the above perks PLUS Private VIP dinner & tour Hawaiian Bros restaurant with founders/leadership team in Kansas City or Dallas

FAQ